Mail Stop 4561

July 11, 2006

Lawrence F. Probst III
Chairman of the Board and
Chief Executive Officer
Electronic Arts Inc.
209 Redwood Shores Parkway
Redwood City, CA 94065

      Re: Electronic Arts Inc.
             Form 10-K for Fiscal Year Ended March 31, 2006
             Filed June 12, 2006
             Form 8-K Filed on May 3, 2006
             File No. 000-17948

Dear Mr. Probst:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2006

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, page 39

1.   In your discussion of the results of operations, you sometimes refer to two or more sources as components that contributed to a material change. You should quantify the amount of the change that was due to each of the factors or events

that you identify. Some examples of items that should be quantified include the following (note that this list is not intended to be all-inclusive):

- The decrease in net revenues in 2006 attributable to the transition from current-generation to next-generation consoles offset by titles for the PSP and Xbox 360;
- The change in net revenues in 2006 as a result of the level of sales of each of the titles and franchises identified;
- The decrease in general and administrative expenses in fiscal 2006 due to a decrease in employee-related costs resulting from charges taken in connection with certain employee-related litigation matters offset by an increase in personnel-related expenses attributable to an increase in headcount costs as well as an increase in professional and contracted services to support your business; and
- The increase in fiscal 2005 cost of goods sold as a percentage of total net revenue that was attributable to pricing actions taken, inventory-related costs, and incremental costs incurred to produce your titles for Nintendo DS and Sony PSP.

Refer to Section III.D of SEC Release 33-6835. Revise future filings accordingly.

Notes to Consolidated Financial Statements

Note (9) Commitments and Contingencies

Lease Commitments and Residual Value Guarantees, page 89

2.	We note that on May 26, 2006, the terms of the financing under the Phase One Lease and the Phase Two Lease were modified. Tell us what impact, if any, these amendments had on your lease classification analysis under SFAS 13 and on your application of the recognition and measurement guidance of FIN 45.

Exhibits 31.1 and 31.2

3.	Note that the language of the certifications required by Item 601(b)(31) of Regulation S-X must be provided exactly as stated therein. See Release No. 34-46427 (Aug. 28, 2002) and the Division of Corporation Finance Staff Alert (Mar. 5, 2005) available on our website at www.sec.gov. Please confirm that Messrs. Probst and Jenson signed these certifications in their individual capacity and remove the certifying individuals' employment titles in future filings.

Form 8-K filed May 3, 2006

4.   We believe the Unaudited Reconciliation of GAAP to Non-GAAP Condensed
        Consolidated Statements of Operations appearing in the Form 8-K filed on May 3,
        2006 may create the unwarranted impression to investors that the non-GAAP
        operating statements have been prepared under a comprehensive set of accounting
        rules or principles while also conveying undue prominence to statements based on
        non-GAAP measures. Please remove that presentation, or explain to us in
        reasonable detail why its retention is justified in light of these concerns. As a
        substitute for this presentation format, you may consider presenting separate
        reconciliations for each individual non-GAAP measure (i.e., line items, subtotals,
        etc.), provided each one complies with Item 10 of Regulation S-K, the Division of
        Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP
        Financial Measures issued in June 2003, and SAB Topic 14G.

5.   We note your presentation of several non-GAAP financial measures. Please
        address the following with respect to your use of such non-GAAP measures:

        •   Your disclosure states that you exclude certain items from your non-GAAP
            financial measures that may not be indicative of your core business, operating
            results or future outlook. Explain why you believe that the non-GAAP
            measures focus on your "core business" if the non-GAAP measures do not
            include the expenses and gains/losses that generally result from your operating
            activities. For example, indicate why your core business reflects the benefits
            of revenue generated from acquired intangibles but does not reflect the
            amortization of such costs. It appears that there would be other costs of
            acquisitions that are not being eliminated from each measure. In addition,
            explain why your core business does not include employee stock-based
            compensation expense since this form of compensation is similar to cash and
            is viewed as compensation by the recipients. If this form of compensation
            was removed from the recipients' overall compensation package, it is not clear
            how management could determine that an employee's performance would
            remain unchanged such that it would not affect the Company's overall
            operations. Address why you believe that excluding certain charges is a
            proper reflection of your core business. Address why the measure includes
            the revenue, but not all the costs associated with generating that revenue; and

        •   Explain how management has concluded that excluding certain recurring
            charges is a proper reflection of your core business and operating results,
            when such items generally represent recurring expenses that result from your
            operating activities. Note that Question 8 of the Frequently Asked Questions
            Regarding the Use of Non-GAAP Financial Measures states, "[c]ompanies
            must meet the burden of demonstrating the usefulness of any measure that
            excludes recurring items." Therefore, you must either demonstrate the

usefulness of your non-GAAP measures or eliminate such measures from your disclosure based on this guidance. In this respect, clarify whether you reasonably believe it is probable that the financial impact of each of the items excluded from your non-GAAP financial measures will become immaterial within a near-finite period, considering the past pattern of similar charges.

6.   In your press release announcing your financial results, you disclose Non-GAAP diluted earnings per share expected for the fiscal first quarter ending June 30, 2006 and the fiscal year ending March 31, 2007. Your report should include the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K for these non-GAAP financial measures, with consideration given to the guidance set forth in the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures issued in June 2003 and SAB Topic 14G.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Lawrence F. Probst III
Electronic Arts Inc.
July 11, 2006
Page 5

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer at 202-551-3855, Melissa Walsh at 202-551-3224 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief